

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece


SEC MAIL RECEIVED
PROCESSING
DEC 2 6 2006
WASH. D.C.
213
SECTION


06019556

BY COURIER

No/Date : F/D/P 629/20.12.06

Securities and Exch
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707 SUPPL
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
JAN 0 4 2007
THOMSON FINANCIAL

Enclosure
- An Announcement

1/3



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A. announces the hiring of the following Internal Auditors, who are not Company employees

Varvatsoulakis Ioannis
Galanouli Heleni
Lidorikis Nikolaos
Xidis Charalampos
Piatas Athanasios

The members of the Internal Audit Entity of the Company are as follows:

Polizos Nikolaos, Head of the Internal Audit Entity
Aivaliotakis Constantinos
Andrikopoulos Andreas
Varvatsoulakis Ioannis
Galanouli Heleni
Lidorikis Nikolaos
Xidis Charalampos
Piatas Athanasios
Roumanas Ioannis
Tremouli Evaggelia

Athens, December 20, 2006



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece


SEC MAIL
RECEIVED
PROCESSING
DEC 2 6 2006
WASH. D.C.
213
SECTION

BY COURIER

No/Date : F|D1-629|20.12.06

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement


ΔΕΗ

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A. announces the hiring of the following Internal Auditors, who are not Company employees

- Varvatsoulakis Ioannis
- Galanouli Heleni
- Lidorikis Nikolaos
- Xidis Charalampos
- Piatas Athanasios

The members of the Internal Audit Entity of the Company are as follows:

- Polizos Nikolaos, Head of the Internal Audit Entity
- Aivaliotakis Constantinos
- Andrikopoulos Andreas
- Varvatsoulakis Ioannis
- Galanouli Heleni
- Lidorikis Nikolaos
- Xidis Charalampos
- Piatas Athanasios
- Roumanas Ioannis
- Tremouli Evaggelia

Athens, December 20, 2006